SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

07 March 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

7 March 2017

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

On 22 February 2017, the Group published details of upcoming remuneration disclosures for the Group, including salary, bonus, Long-Term Incentive Plan awards and Fixed Share Awards for PDMRs ('Summary Remuneration Announcement').   Where awards had not yet been made, estimates were provided. The Group announces that the following awards were made and released on 6 March 2017.

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2016 Annual Report and Accounts published on 22 February 2017. The 2016 Annual Report and Accounts is available on the 'Annual Reports' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

2016 GROUP ANNUAL BONUS
For Executive Directors and the Group Executive Committee, awards are determined in the same way as employees across the Group by reference to Group, business area and individual performance. Information regarding the performance of the Executive Directors in 2016 can be found in the Annual Report and Accounts. As announced on 22 February 2017, annual bonus awards are deferred into Shares under the Lloyds Banking Group Deferred Bonus Plan ('Deferred Bonus Award') and are subject to performance adjustment throughout the deferral period. Deferred Bonus Awards made to Executive Directors and members of the Group Executive Committee are subject to clawback for at least seven years from the date of grant. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

2016 Annual Bonus Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee can be paid in 2017. The remaining 60 per cent must be deferred.

For the 2016 Annual Bonus, £2,000 is paid in cash in March 2017. The first tranche of the Deferred Bonus Awards vest in June 2017 based on the prevailing share price, with the number of Shares notified to the market at that time.  The remaining tranches were granted yesterday and will vest over the period September 2017 to September 2019 and are shown below:

	Name	Number of Shares awarded(1)
	António Horta-Osório	1,417,778
	George Culmer	667,685
	Juan Colombás	671,579
	Andrew Bester	550,332
	Karin Cook	447,048
	Simon Davies	433,993
	Antonio Lorenzo	636,155
	Vim Maru	527,311
	Zak Mian	357,199
	David Oldfield	694,440
	Matt Young	252,003
1
Based on a Share price of 68.814 pence being the average of the closing Share price of the five trading days prior to the date of award. This is the maximum number of Shares under award which will be subject to income tax and national insurance contributions on vesting.

Deferred Bonus Awards for 2013, 2014 and 2015 Performance
As announced on 22 February 2017, Deferred Bonus Awards are due to be released in 2017 which relate to performance in 2013, 2014 and 2015. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

In this respect, the Group announces that yesterday, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares (for no payment) as set out by their name. A further announcement will be made in September for the September release.

Name	2013	2014	2015
António Horta-Osório	-1	-	-
George Culmer	-	164,443	-
Juan Colombás	-	155,124	-
Andrew Bester	53,305	33,153	25,252
Karin Cook	17,357	14,918	17,827
Antonio Lorenzo	47,034	28,664	43,621
Vim Maru	23,927	28,512	26,488
Zak Mian	19,397	7,209	5,688
David Oldfield	19,854	18,363	23,119
Matt Young	43,470	23,921	32,547
1 To be released later in March when a further announcement will be made.

Release of Long-Term Incentive Awards made in March 2014
As announced on 22 February 2017, the Group has delivered a good financial performance over the performance period of the 2014 Long-Term Incentive Plan (LTIP) awards, continuing to transform the business for the benefit of our shareholders. The scale of the challenge was set out in stretching targets of the 2014 LTIP as approved by the Remuneration Committee and our shareholders. At the end of the performance period, it has been assessed that these awards will vest at 55 per cent of maximum.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below yesterday received (for no payment) the number of Shares (including dividend equivalents) as set out by their name, following the partial vesting of long-term awards made in March 2014.  Executive Directors and Material Risk Takers at the time of the award in 2014 are required to retain any Shares vesting for a further two years.

Name	Shares
António Horta-Osório	1,439,800
George Culmer	778,908
Juan Colombás	693,444
Andrew Bester	757,271
Karin Cook	104,247
Antonio Lorenzo	709,671
Vim Maru	208,986
Zak Mian	118,015
David Oldfield	186,858
Matt Young	540,907

Group Ownership Share Plan - 2017 awards
As announced in the 2016 Directors' Remuneration Report, the Group's long-term variable remuneration arrangements are to be known as the Group Ownership Share Plan. Awards for the 2016 performance period were made yesterday under the rules of the 2016 Long-Term Incentive Plan. The 2017 awards are subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis.

	Name	Maximum number of Shares awarded(1)(2)	Expected value(4)
	António Horta-Osório	5,318,685 (3)	£1,830,000
	George Culmer	2,993,565	£1,029,996
	Juan Colombás	2,951,987	£1,015,691
	Andrew Bester	2,910,410	£1,001,385
	Karin Cook	2,364,199	£813,450
	Simon Davies	2,797,395	£962,500
	Antonio Lorenzo	3,174,993	£1,092,420
	Vim Maru	2,364,199	£813,450
	Zak Mian	1,559,275	£536,500
	David Oldfield	2,890,400	£994,500
	Matt Young	1,889,877	£650,250
1	Based on a Share price of 68.814 pence being the average of the closing Share price of the five trading days prior to the date of award.
2	Vesting determined in 2020 subject to the satisfaction of stretching performance targets over the performance period ending 31 December 2019.
3	Based on Mr Horta-Osório's 'Reference Salary' of £1,220,000 as at 31 December 2016.
4
The values for the LTIP awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the Share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

As outlined in the 2016 Annual Report and Accounts, the FCA changed the approach to complaint classification and reporting from 30 June 2016. The updated complaint data is now available and the Group is accordingly publishing the metrics for the 2016 Long Term Incentive Plan awards and 2017 Group Ownership Share awards as shown below:

Award	Measure	Basis of payout range	Threshold	Maximum
2017 Group Ownership Share	Total reportable complaints and Financial Ombudsman Service uphold rate	Set relative to 2019 targets	3.52 complaints per 1,000 accounts =<29% FOS uphold rate	3.18 complaints per 1,000 accounts =<25% FOS uphold rate
2016 Long Term Incentive Plan	Total reportable complaints and Financial Ombudsman Service uphold rate	Set relative to 2018 targets	4.18 complaints per 1,000 accounts =<29% FOS uphold rate	3.78 complaints per 1,000 accounts =<25% FOS uphold rate

Fixed Share Awards in 2017

A further announcement will be made in March 2017 for the Fixed Share Award in respect of the first quarter of 2017 and thereafter in the quarter in which the award is made.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

7 March 2017

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	1,417,778
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	5,318,685

d)	Aggregated information - Aggregated volume - Price	6,736,463 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2014 Long-Term Incentive Award before sale of Shares for income tax and National Insurance Contributions (NICs)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2014 LTIP (Gross)	GBP00.0000	2,716,605

d)	Aggregated information - Aggregated volume - Price	2,716,605 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2014 LTIP	GBP00.687429	1,276,805

d)	Aggregated information - Aggregated volume - Price	1,276,805 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	667,685
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,993,565

d)	Aggregated information - Aggregated volume - Price	3,661,250 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2014 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2014 Deferred Bonus Award (Gross)	GBP00.0000	310,271
	2014 LTIP (Gross)	GBP00.0000	1,469,638

d)	Aggregated information - Aggregated volume - Price	1,779,909 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2014 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2014 Deferred Bonus Award	GBP00.687429	145,828
	2014 LTIP	GBP00.687429	690,730

d)	Aggregated information - Aggregated volume - Price	836,558 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	671,579
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,951,987

d)	Aggregated information - Aggregated volume - Price	3,623,566 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction;(iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2014 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2014 Deferred Bonus Award (Gross)	GBP00.0000	292,687
	2014 LTIP (Gross)	GBP00.0000	1,308,386

d)	Aggregated information - Aggregated volume - Price	1,601,073 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2014 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2014 Deferred Bonus Award	GBP00.687429	137,563
	2014 LTIP	GBP00.687429	614,942

d)	Aggregated information - Aggregated volume - Price	752,505 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	550,332
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,910,410

d)	Aggregated information - Aggregated volume - Price	3,460,742 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	100,577
	2014 Deferred Bonus Award (Gross)	GBP00.0000	62,554
	2015 Deferred Bonus Award (Gross)	GBP00.0000	47,647
	2014 LTIP (Gross)	GBP00.0000	1,428,815

d)	Aggregated information - Aggregated volume - Price	1,639,593 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	47,272
	2014 Deferred Bonus Award	GBP00.687429	29,401
	2015 Deferred Bonus Award	GBP00.687429	22,395
	2014 LTIP	GBP00.687429	671,544

d)	Aggregated information - Aggregated volume - Price	770,612 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Director Operations
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	447,048
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,364,199

d)	Aggregated information - Aggregated volume - Price	2,811,247 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	32,750
	2014 Deferred Bonus Award (Gross)	GBP00.0000	28,149
	2015 Deferred Bonus Award (Gross)	GBP00.0000	33,636
	2014 LTIP (Gross)	GBP00.0000	196,693

d)	Aggregated information - Aggregated volume - Price	291,228 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	15,393
	2014 Deferred Bonus Award	GBP00.687429	13,231
	2015 Deferred Bonus Award	GBP00.687429	15,809
	2014 LTIP	GBP00.687429	92,446

d)	Aggregated information - Aggregated volume - Price	136,879 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	433,993
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,797,395

d)	Aggregated information - Aggregated volume - Price	3,231,388 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	636,155
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	3,174,993

d)	Aggregated information - Aggregated volume - Price	3,811,148 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	88,745
	2014 Deferred Bonus Award (Gross)	GBP00.0000	54,084
	2015 Deferred Bonus Award (Gross)	GBP00.0000	82,304
	2014 LTIP (Gross)	GBP00.0000	1,339,003

d)	Aggregated information - Aggregated volume - Price	1,564,136 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	41,711
	2014 Deferred Bonus Award	GBP00.687429	25,420
	2015 Deferred Bonus Award	GBP00.687429	38,683
	2014 LTIP	GBP00.687429	629,332

d)	Aggregated information - Aggregated volume - Price	735,146 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Group Customer Products & Marketing
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	527,311
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,364,199

d)	Aggregated information - Aggregated volume - Price	2,891,510 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	45,147
	2014 Deferred Bonus Award (Gross)	GBP00.0000	53,797
	2015 Deferred Bonus Award (Gross)	GBP00.0000	49,979
	2014 LTIP (Gross)	GBP00.0000	394,315

d)	Aggregated information - Aggregated volume - Price	543,238 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	21,220
	2014 Deferred Bonus Award	GBP00.687429	25,285
	2015 Deferred Bonus Award	GBP00.687429	23,491
	2014 LTIP	GBP00.687429	185,329

d)	Aggregated information - Aggregated volume - Price	255,325 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital & Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	357,199
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	1,559,275

d)	Aggregated information - Aggregated volume - Price	1,916,474 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	36,599
	2014 Deferred Bonus Award (Gross)	GBP00.0000	13,603
	2015 Deferred Bonus Award (Gross)	GBP00.0000	10,733
	2014 LTIP (Gross)	GBP00.0000	222,671

d)	Aggregated information - Aggregated volume - Price	283,606 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	17,202
	2014 Deferred Bonus Award	GBP00.687429	6,394
	2015 Deferred Bonus Award	GBP00.687429	5,045
	2014 LTIP	GBP00.687429	104,656

d)	Aggregated information - Aggregated volume - Price	133,297 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Retail and Consumer Finance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	694,440
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	2,890,400

d)	Aggregated information - Aggregated volume - Price	3,584,840 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	37,462
	2014 Deferred Bonus Award (Gross)	GBP00.0000	34,649
	2015 Deferred Bonus Award (Gross)	GBP00.0000	43,621
	2014 LTIP (Gross)	GBP00.0000	352,564

d)	Aggregated information - Aggregated volume - Price	468,296 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	17,608
	2014 Deferred Bonus Award	GBP00.687429	16,286
	2015 Deferred Bonus Award	GBP00.687429	20,502
	2014 LTIP	GBP00.687429	165,706

d)	Aggregated information - Aggregated volume - Price	220,102 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group's Deferred Bonus Plan for 2016 and the Group Ownership Share Plan - 2017 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2016 Bonus Award	GBP00.0000	252,003
	Award of Shares - Group Ownership Share Plan - 2017 awards	GBP00.0000	1,889,877

d)	Aggregated information - Aggregated volume - Price	2,141,880 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Gross number of Shares released for 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award before sale of Shares for income tax and NICs
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2013 Deferred Bonus Award (Gross)	GBP00.0000	82,019
	2014 Deferred Bonus Award (Gross)	GBP00.0000	45,135
	2015 Deferred Bonus Award (Gross)	GBP00.0000	61,410
	2014 LTIP (Gross)	GBP00.0000	1,020,581

d)	Aggregated information - Aggregated volume - Price	1,209,145 GBP00.0000
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares on behalf of PDMR to meet income tax and NICs due on the release of 2013, 2014 and 2015 Deferred Bonus Awards and 2014 Long-Term Incentive Award
c)	Price(s) and volume(s)
	Disposal of Shares to meet income tax and NICs:	Price(s)	Volume(s)
	2013 Deferred Bonus Award	GBP00.687429	38,549
	2014 Deferred Bonus Award	GBP00.687429	21,214
	2015 Deferred Bonus Award	GBP00.687429	28,863
	2014 LTIP	GBP00.687429	479,674

d)	Aggregated information - Aggregated volume - Price	568,300 GBP00.687429
e)	Date of the transaction	6 March 2017
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 07 March 2017